FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 17, 2009
2.	Press release dated November 17, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

INFINEON AND ARM ANNOUNCE STRATEGIC ARCHITECTURAL LICENSE AGREEMENT FOR ADVANCED SECURITY APPLICATIONS

NEUBIBERG, GERMANY AND CAMBRIDGE, UK – Nov. 17, 2009 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) and ARM (LSE: ARM /Nasdaq: ARMH) announced today a long-term strategic collaboration in the field of security controllers (MCU) for chip card and security applications. Based on the agreement, Infineon will receive an ARMv6M and ARMv7M architecture license. With its own specialized ARM® architecture-compliant CPU cores, Infineon will address the current and future needs of the security markets in terms of hardware-based security, combined with the advantages of the industry’s most widely licensed 32-bit CPU technology.

Infineon is the only ARM partner to have an ARM architecture license specifically for security applications. Under this agreement, Infineon is able to integrate its innovative security measures into the heart of the CPU core implementation, w hile maintaining compatibility with the standard ARM processor instruction set. This approach enables code reuse and access to the wide ARM development ecosystem. Infineon aims to have the first products in volume production by the second half of 2011, initially targeting the Multimedia SIM cards market. In addition, Infineon will combine the ARM architecture and its “Integrity Guard” hardware security technology, designed for use in highly demanding chip card-based and security applications, in future products for high-end security segments.

“With this strategic cooperation, Infineon consequently follows its strategy to base its security products on its own cores. We will create proprietary security cores which combine our state-of-the-art security features along with the specific benefits of the ARM architecture, offering high performance, low power and the ARM ecosystem,” said Dr. Helmut Gassel, President of the Chip Card & Security Division at Infineon Technologies. “In the forefront of hardware-based security developments, Infineon will continue to drive innovation, resulting in superior security products for the benefit of our customers.”
“Our agreement with Infineon is a clear demonstration of collaborative differentiation further extending the applicability of the ARM architecture to the most demanding security applications,” said Mike Inglis, EVP and GM, Processor Division, ARM. “We continue to enjoy considerable success in the smartcard market with our SecurCore™ processors and our collaboration with Infineon is an element of our ongoing strategy to enable developers in the embedded security market to be able to utilize the ARM architecture in their future designs.” ARM and Infineon look back on almost a decade of cooperation, mainly in wireless communication applications.

Together with energy efficiency and communication, security is one of the three focus areas of Infineon. Infineon is the number one chip card semiconductor vendor, with 25.5 percent of the worldwide market valued at US$2.4 billion in 2008. The company is contributing its quarter-century of security expertise to the effort to increase the security of today's solutions in communications, payment and banking, reliable identification of persons and goods, access protection for data and networks, and digital home entertainment electronics.

ENDS

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY). Further information is available at www.infineon.com

ARM is a registered trademark of ARM Limited. Cortex, SC100, SC300 and SecurCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent

ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Monika Sonntag Infineon Technologies +49 89 234-24497 monika.sonntag@infineon.com

This news release is available online at www.infineon.com/press/

Item 2

ARM LAUNCHES SOLUTION CENTER TO FOSTER INNOVATION AND SPEED DEVELOPMENT OF ANDROID-POWERED DEVICES

Tools, solutions and services from ARM Connected Community to fuel next-generation of open source mobile and connected devices

CAMBRIDGE, UK – Nov. 17, 2009 – As part of its continued work to foster innovation and openness in connected devices, ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the Solution Center for Android™, a resource for designers and developers of ARM® technology-based products running on Android, the open source platform from the Open Handset Alliance™. More than 35 members of the ARM Connected Community™ have joined this initiative, once again demonstrating the strength of the ARM ecosystem.

As the user experience in the home and on mobile devices evolves, consumers expect products from picture frames to smart phones and netbooks to fit their connected lifestyle with always-on connectivity and easy access to the newest relevant applications. To meet these always-shifting market demands, developers require assurance that the components they are using are up to the task. Android was written for the ARM architecture and Android 2.0 was launched on high-performance Cortex™-A processor designs and has been tested extensively on major handset solutions.

“As we have seen through the recent launches of handsets such as Motorola’s Droid and Acer’s Liquid, the Android platform represents a fundamental change in the open source ecosystem,” said Kevin Smith, VP Segment Marketing, ARM. “ARM is the leading processor architecture for internet everywhere applications from mobile to the connected home and with that leadership, ARM is in a position to foster an innovative ecosystem to ensure that device manufacturers have the best development solutions at their disposal. The Solution Center for Android serves as a one-stop guide to provide developers with the tools and information they need to create innovative devices with applications that satisfy consumers’ needs.”

“Consumer adoption of smartbooks, smartphones and other ‘always on’ connected devices is forecast to increase significantly in the next few years,” said Jeff, Orr, senior analyst at ABI Research. “Manufacturers of these devices need a support structure that enables them to develop cutting-edge devices quickly and affordably.”

In addition to the support of major OEMs, Silicon Partners and solution providers, the Solution Center for Android comprises more than 35 members of the ARM Connected Community that provide development tools, solutions and services optimized specifically for Android on the ARM platform. Participating Partners include Acrodea, America Megatrends, Archos, Atelier, Beijing Farsight, CoWare, Datalight, Discretix Technologies, Embedded Artists AB, Enea, Haansoft, Incube Solutions, Ingenient Technologies, Intrinsyc Software, iWave Systems, Lauterbach, LSF Design, Mapusoft, Mentor Graphics, Mistrial Solution, Montavista, Movial, NECEL, Open Kernel Labs, Pathpartnertech, QSound, Symsource, SQLStar, Tata Elxis, Texas Instruments, Thundersoft, Vayavya Labs, Viosoft, VirtualLogix, VisualOn, Wipro and Zii Labs

The Solution Center for Android is accessible immediately. For more information and a full list of participating Partners please visit www.arm.com/solution-center-android

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Android and Open Handset Alliance are trademarks of Google Inc.

ARM Press Contacts
Michelle Spencer
ARM
Tel: +44 1628 427780
Email: michelle.spencer@arm.com